Hartford Schroders Opportunistic Income Fund

690 Lee Road

Wayne, Pennsylvania 19087

October 28, 2019

VIA EDGAR TRANSMISSION

Deborah O’Neal

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hartford Schroders Opportunistic Income Fund (the “Fund”) (File Nos. 333-232663 and 811-23457)

Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 as filed on October 28, 2019

Dear Ms. O’Neal:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Friday, November 1, 2019, or as soon thereafter as practicable.

In connection with this request, Hartford Funds Distributors, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Alexander C. Karampatsos at (202) 261-3402.

Sincerely,

Hartford Schroders Opportunistic Income Fund	Hartford Funds Distributors, LLC

/s/ Alice A. Pellegrino	/s/ Gregory A. Frost
Name: Alice A. Pellegrino	Name: Gregory A. Frost
Title: Vice President	Title: Chief Financial Officer